UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
(X) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   HANSON, JOHN N.
   3600 South Lake Drive
   St. Francis, WI  53235
   US
2. Issuer Name and Ticker or Trading Symbol
   HARNISCHFEGER INDUSTRIES, INC.
   HPH
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   10/31/97
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Executive Vice President and Chief Operating Officer
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
COMMON STOCK                 |--    |--  |--                |-- |--         |125,520            |D     |--                         |
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COMMON STOCK                 |7/8/97|A   |44(1)             |A  |32.25      |                   |      |                           |
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COMMON STOCK                 |10/7/9|A   |45(1)             |A  |32.063     |14,131             |I     |(1)                        |
                             |7     |    |                  |   |           |                   |      |                           |
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COMMON STOCK                 |7/8/97|A   |3(2)              |A  |43.00      |                   |      |                           |
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COMMON STOCK                 |10/7/9|A   |3(2)              |A  |42.75      |1,452              |I     |(2)                        |
                             |7     |    |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
Empl. Stock Options (Rig|37.88   |--   |--  |-- --      |A,D|4/13/|10/13|Common Stock|31,000 |--     |31,000      |D  |--          |
hts to Buy)(3)          |        |     |    |           |   |97-00|/06  |            |       |       |            |   |            |
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Empl. Stock Options (Rig|31.25   |--   |--  |-- --      |A,D|4/9/9|10/9/|Common Stock|26,000 |--     |26,000      |D  |--          |
hts to Buy)(3)          |        |     |    |           |   |6-99 |05   |            |       |       |            |   |            |
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Empl. Stock Options (Rig|15.92   |--   |--  |-- --      |A,D|11/29|2/19/|Common Stock|6,191  |--     |6,191       |D  |--          |
hts to Buy)(4)          |        |     |    |           |   |/94  |03   |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Held in "rabbi" trust pursuant to the Harnischfeger Industries, Inc. ("HII") Executive Incentive Plan ("EIP").
Acquisition of shares under the Plan's automatic dividend reinvestment feature.
(2)  Held in "rabbi" trust pursuant to
the HII Supplemental Retirement and Stock Funding Plan ("SRP"). Acquisition of shares under the Plan's automatic
dividend reivestment features.   (3) Options granted under the HII 1988
Incentive Stock Plan or the HII 1996 Stock
Incentive Plan. Options under the plan become exercisable in 25% increments at four 12 month intervals commencing 6 months from the date of grant and expire 10 years after the date
of grant.   (4) Options granted
under the Joy Technologies Inc. ("Joy") 1991 Stock Option and Equity Incentive Plan. These options were converted to options for HII Common Stock under the Agreement and Plan of Merger entered into between HII and
Joy dated November 29,
1994.
SIGNATURE OF REPORTING PERSON
                    /s/   John N. Hanson
DATE
             12/4/97